SNIPP INTERACTIVE INC.

SNIPP SIGNS A TWELVE MONTH MASTER SERVICES AGREEMENT WITH

SESSIONM, A LEADING MOBILE LOYALTY & ENGAGEMENT COMPANY

November 11, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has signed a twelve month Master Services Agreement (MSA) with SessionM, the market leader in mobile-first loyalty and engagement solutions. The contract focuses on using Snipp’s proprietary SnippCheck receipt processing solution to reward customers for their activity within the SessionM ecosystem of apps and websites.

The MSA comes on the back of a six-month pilot program, which successfully integrated SnippCheck into SessionM’s extensive mPLUS Rewards network. Within that period, ads displayed across their network directed consumers to a Snipp-enabled promotional microsite, where consumers who purchased qualifying products from participating retailers could snap, upload and validate their receipts via SnippCheck’s API and receive SessionM rewards and loyalty points in turn. Over the course of the pilot, SnippCheck supported a number of successful programs for leading brands and retailers across a broad spectrum of industries.

According to Snipp CEO, Atul Sabharwal, “This agreement is yet another validation of the power of the data that Snipp captures through its SnippCheck receipt processing programs. SessionM’s Mobile Marketing Cloud utilizes big data to enable brands to better understand and engage consumers in real time and with personalized experiences. Adding a solution like SnippCheck now enables SessionM to prove to clients that their targeting and segmentation actually lead to purchase. Together we offer up customers a closed loop solution to motivate high-value behaviors and maximize lifetime customer value. The process starts with sophisticated targeting on their platform and ends with measuring the impact by validating that an actual purchase took place using SnippCheck.”

“Linking brands’ mobile efforts to consumers’ real-world purchases has been a key challenge for companies looking to measure the effectiveness of their mobile marketing campaigns,” said Mark Herrmann, co-founder and chief product officer of SessionM. “Snipp’s technology has helped us solve this problem, and clients can now establish the mobile-to-checkout connection and track their mobile ROI.”

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

About SessionM:

SessionM is the next-generation consumer loyalty and engagement platform. The company’s cloud-based solutions integrate loyalty marketing technology with marketing automation and data management capabilities to drive personalized consumer relationships through the mobile device. The company is headquartered in Boston with offices across the country. For more information on SessionM, visit www.sessionm.com.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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